UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 001-34295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sirius XM Radio 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sirius XM Radio Inc.
1221 Avenue of the Americas, 36th Floor
New York, New York 10020

Part I -	Financial Statements
	Report of Independent Registered Public Accounting Firm	1
	Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3
	Notes to Financial Statements	4

Part II -	Supplemental Schedules*
	Schedule H, line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2012	12
	Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	13

Signatures		14

EX 23.1

*
All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Employee Benefits Committee of the
Sirius XM Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius XM Radio 401(k) Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2012 and Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 24, 2013

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	As of December 31,
	2012	2011
Investments, at fair value:
Pooled separate accounts	$75,948	$69,121
Guaranteed Income Fund	15,249	12,282
Mutual funds	17,940	3,302
Sirius XM Radio Inc. common stock	56,514	37,429
Total investments	165,651	122,134
Loans receivable from participants	1,959	1,664
Contributions receivable:
Employer	71	98
Participants	360	285
Total contributions receivable	431	383
Net assets available for benefits	$168,041	$124,181

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

For the Year Ended December 31, 2012
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$31,939
Interest on guaranteed income fund	334
Dividends	1,354
Net investment income	33,627
Interest on loans receivable from participants	77
Contributions:
Participants	11,718
Employer	3,606
Rollovers	1,936
Total contributions	17,260
Total additions	50,964
Deductions from net assets attributed to:
Benefits paid to participants	(7,068)
Administrative expenses	(36)
Total deductions	(7,104)
Net increase	43,860
Net assets available for benefits:
Beginning of year	124,181
End of year	$168,041

See accompanying notes to Financial Statements.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements

1. Background and Plan Description

Sirius XM Radio Inc. (the “Company” or the “Plan Sponsor”) sponsors the Sirius XM Radio 401(k) Savings Plan (the “Plan”) to provide eligible employees with a method of saving for their retirement and other needs. The Plan is a defined contribution plan subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan's inception date was September 1, 1998.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans and definitions of all terms.

Eligibility
Participation in the Plan begins on the first day of the calendar month following the date in which an employee has: (a) been classified as a Class A Employee as defined in the Plan document; (b) attained the age of 21; and (c) completed one full month of eligible service, as defined in the Plan document.

Contributions
Participants may elect to contribute from 1% to 50% of eligible compensation, as defined, provided contributions do not exceed maximum allowable amounts under the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, individual contributions for which taxes may be deferred were limited to $17,000 in 2012. The Code also allows participants age 50 and over to make supplemental “catch-up” contribution on a pretax basis, which may not exceed $5,500 for the calendar year ended December 31, 2012. Participants may roll over amounts from other qualified defined benefit or defined contribution plans. Rollovers for the year ended December 31, 2012 were approximately $1,936,000. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

The Plan provides for discretionary employer matching contributions based on participant elective deferral percentages. For the year ended December 31, 2012, the Company's discretionary employer matching contribution was equal to 50% of participants' elective deferrals, up to 6% of eligible compensation. The total matching contributions for the year ended December 31, 2012 were approximately $3,606,000 which were paid in the form of 1,571,175 shares of the Company's common stock. For the period of January 1, 2012 through November 30, 2012, matching contributions were made through the issuance of shares of the Company's common stock. Beginning December 1, 2012, the Plan Sponsor, through the Plan's trustee, purchased shares of the Company's common stock in the open market which were then contributed to the Plan as employer contributions.

The Company may also elect to make additional discretionary contributions to the Plan based upon the total compensation of all employees eligible to receive an allocation. These additional contributions, referred to as profit-sharing contributions, are determined by the compensation committee of the Company’s board of directors. For the year ended December 31, 2012, the Company did not elect to make a profit sharing contribution.

Effective January 1, 2012, the Plan was amended to provide participants the ability to make Roth contributions. All Roth contributions are made on an after-tax basis and if certain requirements are met, the withdrawals from the Roth made at retirement can be free of federal income tax. The individual contributions to the Roth plan, inclusive of any additional pre-tax Plan contributions, cannot exceed the annual limit of $17,000 under the Code. Roth contributions are matched using the same formula as the employee contributions; however, the Company match is not treated as Roth contributions. Plan participants may also elect a Roth In-Plan Rollover on amounts eligible for distribution, such as upon termination or on vested account balances after a participant reaches retirement age. This election will convert pre-tax amounts to after-tax amounts which will be subject to immediate taxation; however, the participant's balance will remain in the Plan under an In-Plan Rollover Account.

Participant Accounts
Each participant's account is credited with participant contributions, discretionary employer matching contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance. Participants are allowed to allocate the employer contributions to other investment alternatives immediately following the contribution.
Fund investments are generally redeemable daily and have no restrictions.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

Vesting
Participants are immediately vested in their contributions plus earnings thereon. Discretionary employer matching and profit-sharing contributions begin immediately upon enrollment in the Plan. These contributions vest at the following rates: 33% upon the completion of the first year of service, 67% upon completion of two years of service and 100% upon the completion of the third year of service. In addition, a participant becomes fully vested in his or her employer matching and profit-sharing contributions upon his or her normal retirement date (age 65), disability or death, or if there is a partial or full termination of the Plan.

Distributions of Benefits
Upon termination of employment due to death or disability, retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined by the Plan document.

Loans Receivables from Participants
The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50,000 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by participants is reduced by the amount of their highest outstanding loan balance during the previous one-year period. A participant with an outstanding loan may not apply for another loan until the existing loan is paid in full and may not refinance an existing loan or obtain a second loan for the purpose of paying off the existing loan. Effective January 1, 2012, the Plan instituted a 14 day waiting period between when one loan is paid off and another one can be requested. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate plus 1%. The term of any loan is no greater than five years, except in the case of a loan used to acquire a principal residence, in which case, the term may not exceed 10 years. Repayments must be substantially equal installments, are generally made by payroll deductions and made not less frequently than quarterly. Some exceptions are made for unpaid leaves.

Forfeitures
Non-vested employer matching and profit-sharing contributions are forfeited upon termination of employment or a participant's withdrawal from the Plan. Forfeitures are used to pay Plan expenses and to reduce employer contributions. Forfeitures, inclusive of investment earnings, for the year ended December 31, 2012 were approximately $155,900. Unallocated non-vested assets were approximately $39,900 and $1,200 as of December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, forfeitures were used to pay administrative expenses and reduce employer contributions by approximately $117,200.

Administrative Expenses
Certain administrative expenses are paid by the Plan to the extent allowed by the Plan document and are not paid by the Company. Participants are also charged for certain transactions, such as the processing of a loan or a distribution. Certain other administrative expenses are paid by the Company. Investment fees and transaction-based fees charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these fees are reflected as a reduction of investment return for such investments. Effective January 1, 2012, the Plan reinstated a stock trading fee of $0.005 per share of common stock that is charged to participant accounts when participants request to be transferred in or out of the Company's common stock.

Assets Held in Trust
Since April 1, 2005, all assets of the Plan are held by Prudential Retirement Services, an operating division of Prudential Financial. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential Financial. PRIAC is responsible for, among other things, the custody and investing of the Plan's assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB, a wholly owned subsidiary of Prudential Financial, serves as the trustee for which PRIAC is the record keeper.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

The investment options available to participants as of December 31, 2012 and the related investment objectives were as follows:

Accounts Sponsored by PRIAC:
Lifetime Funds. This family of funds is comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk and return characteristics. The investment objective of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolios.

Core Plus Bond/PIMCO Fund. This fund seeks to exceed the return of the Barclays Capital U.S Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

International Growth/Artisan Partners Fund. This fund seeks maximum long-term capital growth by following a non U.S. growth investment strategy. This fund invests primarily in developed markets but also may invest in emerging and less developed markets.

SA/Janus Balanced Strategy Fund. This fund seeks long-term capital growth consistent with preservation of capital and balanced by current income.

SA/T. Rowe Price Growth Stock Strategy. This fund seeks to provide long-term growth of capital and increasing dividend income by investing primarily in common stock of well-established growth companies.

Small Cap Value/Kennedy Capital Fund. This fund invests primarily in the common stock of U.S. small capitalization companies with low institutional ownership and low analyst coverage.

Small Cap Growth/Times Square Fund. This fund seeks to achieve long-term capital appreciation. The fund invests in companies with market capitalizations below $2 billion at the time of purchase.

SA/Oakmark Equity and Income Strategy Fund. This fund seeks high current income, preservation and growth of capital by investing primarily in U.S. equity and fixed income securities.

Mid Cap Growth/Times Square Fund. This fund seeks to outperform the Russell Midcap Growth Index in a risk controlled manner.

Dryden S&P 500 Index Fund. This fund is constructed to reflect the composition of the S&P 500 Index. It seeks to provide long-term growth of capital and income.

Guaranteed Income Fund. This fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return.

Audited financial statements and prospectuses or other disclosure documents for the above funds are available annually to participants via www.prudential.com. Past performance of the funds is not an indicator of future results.

Additional Accounts:
American Funds Capital World Growth and Income R4 Fund. This fund seeks long term growth of capital while providing current income and invests primarily in well-established companies located throughout the world whose common stock is denominated in U.S dollars or other currencies. The fund may also invest in issuers in developing countries.

Allianz NFJ International Value Institutional Fund. This fund seeks long-term growth of capital and income and invests significantly in the common stock and other equity securities of non-U.S. companies with market capitalizations greater than $1 billion which are expected to generate income. The fund may also invest up to half of its assets in emerging market securities.

Columbia Dividend Income Z Fund. This investment seeks total return through investing primarily in a diversified portfolio of income producing equity securities. The fund may invest a portion of its net assets in debt securities, including

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

securities that are rated low and below investment grade, and in foreign securities. This investment option became available for participants in 2012.

JPMorgan Mid Cap Value Institutional Fund. This investment seeks growth from capital appreciation through investing in equity securities of companies with market capitalizations between $1 billion and $20 billion at the time of purchase. The fund's investments are primarily in common stocks and real estate investment trusts (REITs). This investment option became available for participants in 2012.

Sirius XM Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius XM Radio Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Payment of Benefits
For financial statement purposes, participant withdrawals and distributions (benefits payments) are recorded when paid.

New Accounting Pronouncements
In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement (“ASU 2011-04”), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This standard is effective for interim and annual periods beginning after December 15, 2011 and is applied on a prospective basis. We adopted ASU 2011-04 as of January 1, 2012 and enhanced certain disclosures of fair value measurements in Note 3, specifically related to the transfer of assets between valuation levels. The impact of our adoption of ASU 2011-04 was not material to the Plan's financial statements.

Use of Estimates
In presenting the Plan's financial statements, management makes estimates and assumptions that affect the amounts reported and accompanying notes. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.
Significant estimates inherent in the preparation of the accompanying financial statements include the fair value of Plan assets and net appreciation (depreciation) in the fair value of investments. The economic conditions in the United States and globally have impacted the Plan's assets. Such conditions could have a material impact to management's accounting estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for valuation methodology by investment type.

Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the change in unrealized gains and losses in the Plan's investments. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the Plan level. Net changes in unrealized appreciation (depreciation) in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

Investment in Insurance Contracts
As described in ASC 962, Plan Accounting-Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. The Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer's general account. The credit rating of the issuer at December 31, 2012 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise. Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at contract value paid within 90 days or in rare circumstances, contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value paid either within 90 days or over time. The Plan considers this contract to be benefit responsive.

The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. Interest is credited on contract balances using the “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of these contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting by the trustee. When establishing interest crediting rates for this product, the trustee considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the general account. These rates are established without the use of a specific formula. The minimum crediting rate under the contract issued by PRIAC is 1.50%. The Average Earnings Yield by the Plan and the Average Yield Credited to participants was 2.40% for the year ended December 31, 2012. The Average Earnings Yield is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year fair value and then annualizing the results. As a result of the current stable value product construction, no adjustments are required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants.

The Guaranteed Income Fund is included at its carrying value in the statements of net assets available for benefits, which approximated its fair value at each of December 31, 2012 and 2011. The contract value of the investment approximates the fair value, due to the nature of the investment contracts not having a fair value adjustment upon discontinuance.

Loans Receivable from Participants
Loans receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the provisions of the Plan document.

3. Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the following fair value measurement.

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the year ended December 31, 2012, the fair value measurement of the target dated funds was transferred from Level 3 to Level 2 for $14,560,000, which was based on the increased observability of the inputs associated with these funds. The Guaranteed Income Fund has been reclassified from Level 3 to Level 2 as of December 31, 2011 to conform to our current period presentation as a result of our reassessment of the significance that unobservable inputs have in the determination of fair value. There were no other transfers or reclassifications into or out of fair value levels for the years ended December 31, 2012 and 2011. All transfers are assumed to occur at the beginning of the reporting period.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value consisted of the following types of instruments as of December 31, 2012 and December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

		As of December 31, 2012			As of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Pooled Separate Accounts:
Large Cap Equity Funds	$—	$17,110	$—	$17,110	$—	$21,207	$—	$21,207
Mid Cap Equity Funds	—	11,687	—	11,687	—	11,553	—	11,553
Small Cap Equity Funds	—	9,447	—	9,447	—	7,426	—	7,426
International Funds	—	6,596	—	6,596	—	5,227	—	5,227
Bond Funds	—	8,529	—	8,529	—	6,653	—	6,653
Balanced Funds	—	3,532	—	3,532	—	2,495	—	2,495
Target Dated Funds	—	19,047	—	19,047	—	—	14,560	14,560
Total	—	75,948	—	75,948	—	54,561	14,560	69,121
Mutual funds:
Growth & Income Fund	3,442	—	—	3,442	2,693	—	—	2,693
International Value Fund	1,235	—	—	1,235	609	—	—	609
Dividend Income Fund	9,916	—	—	9,916	—	—	—	—
Mid Cap Value Fund	3,347	—	—	3,347	—	—	—	—
Total	17,940	—	—	17,940	3,302	—	—	3,302
Guaranteed Income Fund:
Stable Value Fund	—	15,249	—	15,249	—	12,282	—	12,282
Sirius XM Radio Inc. common stock:
Domestic Large Cap	56,514	—	—	56,514	37,429	—	—	37,429
Total investments measured at fair value	$74,454	$91,197	$—	$165,651	$40,731	$66,843	$14,560	$122,134

The Plan's valuation methodology for mutual funds and Sirius XM Radio Inc. common stock was derived from quoted market prices as these instruments have an active market which results in a Level 1 asset categorization.

The Plan's valuation methodology for Level 2 assets in pooled separate accounts was derived using a change-factor model with inputs derived from observable market data of the underlying instruments in active markets.

The Plan's valuation methodology for the Guaranteed Income Fund was derived from corroboration of observable market inputs, specifically interest rates offered and the credit worthiness of the issuer which supports their ability to meet its obligation under the investment contract and credit rating. This product is not a traditional Guaranteed Investment Contract ("GIC"), and therefore there are no known cash flows that could be discounted. The investment contract does not have a fair value adjustment upon discontinuance. Based on this assessment, fair value is presumed to approximate contract value and is classified within Level 2 of the valuation hierarchy.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

4. Investments

The fair values of investments that individually represent 5% or more of the Plan's net assets are as follows:

	As of December 31,
	2012	2011
	(in thousands)
Investments:
Core Plus Bond/PIMCO Fund	$8,529	$6,653
Guaranteed Income Fund	15,249	12,282
SA/Oakmark Equity and Income Strategy Fund	8,657	6,806
SA/T. Rowe Price Growth Stock Strategy Fund	10,273	7,694
Columbia Dividend Income Z Fund	9,916	*
Sirius XM Radio Inc. common stock	56,514	37,429
——
* Represents a newly added fund for 2012, therefore, no balance existed as of December 31, 2011.

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

For the Year Ended December 31, 2012
(in thousands)
Sirius XM Radio Inc. common stock	$21,232
Pooled separate accounts	9,392
Mutual funds	1,315
Net appreciation in fair value of investments	$31,939

5. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan may invest indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan provides for investment in the Company's common stock. At December 31, 2012 and 2011, approximately 34% and 30% of the Plan's total net assets, respectively, were invested in the common stock of the Company. The underlying value of the Company's common stock is dependent upon the performance of the Company and the market's evaluation of such performance.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Notes to Financial Statements - Continued

6. Tax Status

Effective January 1, 2009, the Plan adopted a volume submitter profit sharing plan with cash or deferral arrangement sponsored by Thompson Hine LLP dba Plan Document Systems which received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, stating that the Plan, as then designed, was acceptable under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax exempt. Therefore, there is no provision for income taxes recorded in the Plan's financial statements.

In 2012, certain operational errors were identified relating to eligible compensation for certain employees and the related employee salary deferrals and employer matching contributions were not properly made during 2012. The Plan Sponsor is currently correcting the errors and does not believe that these operational errors would affect the Plan's tax qualification status. The Plan Sponsor will bear all costs associated with the correction of the errors.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

7. Plan Termination

The Company reserves the right to terminate the Plan, in whole or in part, at any time, subject to the provisions of ERISA. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

8. Related Party Transactions

Plan investments in pooled separate accounts and Guaranteed Income Fund are managed by PRIAC, who is the trustee as defined by the Plan. All transactions with these investments qualify as party-in-interest. The Plan also invests in common stock of the Company.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2012

Totals that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$336	—	336	—	—

In 2011, there were two delinquent contributions, which amounted to $336. All delinquent contributions were remitted to the trust in 2011, with the exception of lost interest of $2 which was remitted to the trust in July of 2012.

See accompanying report of independent registered public accounting firm.

SIRIUS XM RADIO 401 (k) SAVINGS PLAN
Schedule H, line 4i-Schedule of Assets (Held at End of Year),
As of December 31, 2012
(in thousands, except shares)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Prudential Retirement	SA/Janus Balanced Strategy Fund:	$3,532
	Insurance & Annuity Company	68,690 units in participation
*	Prudential Retirement	Lifetime Income & Equity Fund:	1,892
	Insurance & Annuity Company	89,313 units in participation
*	Prudential Retirement	Lifetime Growth Fund:	4,902
	Insurance & Annuity Company	239,287 units in participation
*	Prudential Retirement	Lifetime Conservative Growth Fund:	3,217
	Insurance & Annuity Company	154,224 units in participation
*	Prudential Retirement	Lifetime Balanced Fund:	5,524
	Insurance & Annuity Company	271,880 units in participation
*	Prudential Retirement	Lifetime Aggressive Growth Fund:	3,512
	Insurance & Annuity Company	176,781 units in participation
*	Prudential Retirement	Small Cap Value/Kennedy Capital Fund:	3,238
	Insurance & Annuity Company	150,490 units in participation
*	Prudential Retirement	Small Cap Growth/Times Square Fund:	6,209
	Insurance & Annuity Company	152,262 units in participation
*	Prudential Retirement	International Growth/Artisan Partners Fund:	6,596
	Insurance & Annuity Company	397,470 units in participation
*	Prudential Retirement	Core Plus Bond/PIMCO Fund:	8,529
	Insurance & Annuity Company	456,034 units in participation
*	Prudential Retirement	Guaranteed Income Fund:	15,249
	Insurance & Annuity Company	412,715 units in participation
	American Funds Capital World	American Funds Capital World Growth and Income R4 Fund:	3,442
	Growth and Income Fund	93,048 shares in participation
*	Prudential Retirement	SA/Oakmark Equity and Income Strategy Fund:	8,657
	Insurance & Annuity Company	214,109 units in participation
*	Prudential Retirement	Mid Cap Growth/Times Square Fund:	3,030
	Insurance & Annuity Company	144,251 units in participation
*	Prudential Retirement	SA/T. Rowe Price Growth Stock Strategy Fund:	10,273
	Insurance & Annuity Company	260,882units in participation
	Allianz Global	Allianz NFJ International Value Institutional Fund:	1,235
	International Value Institutional Fund	57,787 units in participation
*	Prudential Retirement	Dryden S&P 500 Index Fund:	6,837
	Insurance & Annuity Company	69,199 units in participation
	JP Morgan	JPMorgan Mid Cap Value Institutional Fund:	3,347
	Mid Cap Value Institutional	121,486 units in participation
	Columbia	Columbia Dividend Income Z Fund:	9,916
	Dividend Income Fund	672,297 units in participation
*	Sirius XM Radio Inc.	Sirius XM Radio Inc. common stock:	56,514
		19,554,928 shares in participation
*	Loans receivable from participants	144 outstanding loans with rates of 4.25%-10.25% and maturities from 2013-2022	1,959
	Total Investments		$167,610

* Represents a party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIRIUS XM RADIO 401(k) SAVINGS PLAN

By:	/s/ DAVID J. FREAR
David J. Frear
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

June 24, 2013